EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

Jensen Value Fund

A Special Meeting of Shareholders of the Jensen Value Fund (the “Fund”) was held November 10, 2010 at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the Fund at the close of business on September 1, 2010.  At the Special Meeting, shareholders were asked to an Investment Advisory Agreement between the Advisor and the Trust on behalf of the Fund.

The tabulation of the shareholder votes rendered the following results:

Votes For	Votes Against	Abstained
584,527	0	11,672